9/4

Follow-Up Materials

08004953

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

~~FORM TYPE:~~

COMPANY NAME: African Development Bank

COMPANY ADDRESS:

PROCESSED
SEP 17 2008
THOMSON REUTERS

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00004 FISCAL YEAR:

(03/94)

AFRICAN DEVELOPMENT BANK

ADB/BD/IF/2008/173
15 August 2008
Prepared by: FFCO
Original: English/French

Probable Date of Board Presentation: Not Applicable	FOR INFORMATION

MEMORANDUM

TO : **THE BOARD OF DIRECTORS**

FROM : **Kordjé BEDOUMRA**
Secretary General

SUBJECT : **ADB FINANCIAL STATEMENTS FOR THE SEMESTER ENDED JUNE 30, 2008***

In accordance with the Bank's Financial Regulations, I submit hereto, the Financial Statements of the African Development Bank for the semester ended June 30, 2008.

Attch.

Cc : **The President**

*Questions on this document should be referred to:

Mr. C. O. BOAMAH	Director	FFCO	Ext. 2026
Mr. A. O. ODUKOMAIYA	Manager	FFCO.1	Ext. 2105
Mr. N. NGWENYA	Chief Finance Officer	FFCO.1	Ext. 3230
Mrs. A. BOUABENE-KALLEL	Principal Financial Accountant	FFCO.1	Ext. 3264

SCCD:C.H.

ADB FINANCIAL STATEMENTS
JUNE 30, 2008 AND 2007

The financial highlights for the semester ended June 30, 2008 are summarized below. The comparative financial statements and indicators for the six months ended June 30, 2004 to 2008 are summarized in schedules A and B attached to this memorandum.

1. Results of Operations

1.1. Income before distribution approved by the Board of Governors for the six months ended June 30, 2008 amounted to UA 66.88 million, a UA 66.43 million or 49.83% decrease from the amount of UA 133.31 million reported in 2007. Distribution of part of income approved by the Board of Governors included in the Income statement for the six months ended June 30, 2008 amounted to UA 227.30 million compared to UA 110.41 million in 2007.

The decrease in income before distribution is primarily attributable to a decrease in net gain on the fair value of derivatives and related borrowings as well as a reduction in total investment income. Net gain on fair value of derivatives and related borrowings amounted to UA 1.76 million in 2008 compared to a net gain of UA 43.69 million in 2007. Total income on investment and related derivatives including income from other debt securities decreased from UA 117.67 million in 2007 to UA 111.00 million for the six months ended June 30, 2008. The decrease in total investment income was mainly due to the effect of the realized and unrealized net loss on trading investments and macro-hedge swaps at the end of the period.

1.2. Income on loans decreased by UA 3.77 million from UA 165.08 million in 2007 to UA 161.31 million in 2008. The decrease in loan income is mainly due to the reduction in the dollar floating lending rate in 2008 compared to 2007. Interest expense increased slightly from UA 159.29 million in 2007 to UA 160.97 million in 2008.

Based on currently available information, a total impairment of UA 9.74 million (USD 15.91 million - approximately 31.82%) has been recognized on the Bank's investment of USD 50 million in the asset-backed commercial paper that matured on August 31, 2007 and has not been honored by the issuer, Golden Key, a troubled SIV –lite. Impairment amount recognized for the six months ended June 30, 2008 amounted to UA 3.33 million.

1.3. A comparative summary of loan charges in arrears for six months and over is represented below:

(UA thousands)

Borrower	Arrears on Principal	Cumulative Charges in Arrears at	
	30/06/2008	30/06/2008	30/06/2007
COMOROS	-	-	6,966
COTE D'IVOIRE	247,053	118,329	116,427
LIBERIA	-	-	86,801
SOMALIA	3,853	6,839	6,691
SUDAN	42,473	43,079	36,709
ZIMBABWE	145,405	102,684	103,198
PRIVATE SECTOR	14,492	4,622	7,110
Total	**453,276**	**275,553**	**363,902**

1.4. Provision for impairment on charges receivable on loans and loan principal for the six months ended June 30, 2008 amounted to UA 16.44 million compared to a provision of UA 18.10 million in 2007. Cumulative impairment allowance on loan principal and charges receivables at June 30, 2008 amounted to UA 202.18 million and UA 180.95 million, respectively.

1.5. The impairment allowance on equity investments at June 30, 2008 comprised the following: 100% provision on BDEGL, NDBS, and Development Bank of Zimbabwe; and 22.32% on BDEAC Bank. Cumulative provision for impairment on all equity investments, including ADF, at June 30, 2008 amounted to UA 49.42 million.

1.6. Administrative expenses before management fees for the semesters ended June 30, 2008 and 2007 are made up of the following:

(UA thousands)

	2008		2007	
	UA	%	UA	%
Salaries	36,430	38.97	30,985	37.22
Benefits	18,725	20.03	21,334	25.63
Total Salaries & benefits	55,155	59.00	52,319	62.85
Other Personnel-related	6,766	7.24	4,399	5.28
Short-term staff	861	0.92	898	1.08
Consultancy	6,469	6.92	6,651	7.99
Total Manpower Expense	69,251	74.08	64,267	77.20
Missions	7,334	7.85	5,362	6.45
Furniture & Equipment	3,776	4.04	3,173	3.81
Occupancy	4,496	4.81	4,003	4.81
Communication	3,772	4.04	2,001	2.40
Others, net	4,845	5.18	4,438	5.33
Total Administrative Expenses	**93,474**	**100.00**	**83,244**	**100.00**

Total Bank Group administrative expenses (excluding depreciation) increased by 12.29% from UA 83.24 million in 2007 to UA 93.47 million in 2008. The Bank's share of the total Bank group administrative expenses increased by UA 4.46 million or 21.65% from UA 20.60 million in 2007 to UA 25.06 million for 2008.

A summary of total expenses from all sources (i.e. from the Bank's administrative expense budget as well as from bilateral and other multilateral sources) is presented as Schedule C, for information only.

2. Financial Condition

2.1 Total treasury investments (net of swaps and repos) including investments held to maturity, at June 30, 2008, amounted to UA 5,542.09 million compared to UA 5,031.78 million at June 30, 2007.

2.2 Loan disbursements for the semester ended June 30, 2008 amounted to UA 333.39 million, representing a decrease of 42.51 percent over the disbursements of UA 579.91 million made during the six months ended June 30, 2007.

2.3 Borrowings outstanding as at June 30, 2008 amounted to UA 6,341.79 million compared to UA 5,876.71 million at June 30, 2007.

2.4 The Bank's reserves decreased by UA 149.59 million during the period from an amount of UA 2,531.80 million as at December 31, 2007 to UA 2,382.22 million as at June 30, 2008.

3. Selected Financial Indicators

See schedules A and B attached hereto.

4. Recommendation

The Board is invited to take note of the Financial Statements of the Bank for the six months ended June 30, 2008.

Attchs.

SCHEDULE A

AFRICAN DEVELOPMENT BANK

FINANCIAL HIGHLIGHTS

(Amounts in UA millions)

SIX MONTHS ENDED JUNE 30,	2008	2007	2006	2005	2004 **
OPERATIONAL INCOME AND EXPENSES					
Income from:					
Loans	161.31	165.08	164.66	159.01	160.59
Investments and related derivatives	106.51	117.67	93.35	76.77	58.55
Others debt securities	4.49	-	-	-	-
Total income from loans and investments	272.31	282.75	258.01	235.78	219.14
Borrowing expenses					
Interest and amortized issuance costs	(119.03)	(129.34)	(122.75)	(111.80)	(97.14)
Net interest on borrowing-related derivatives	(41.93)	(29.94)	(9.19)	3.43	-
Unrealized (loss) /gain on fair-valued borrowings and related derivatives	(11.65)	18.79	10.16	(6.21)	-
Unrealized (loss) /gain non derivatives on non fair-valued borrowings and others	13.41	24.90	12.42	8.72	(13.69)
Provision for impairment on loan principal and charges receivables	(16.44)	(18.10)	(49.05)	22.74	(14.30)
Provision for impairment on equity investments and receivables	(1.44)	(0.44)	-	-	-
Translation (losses)/gains	(2.71)	2.24	5.43	13.23	-
Other income	3.33	7.56	18.44	12.62	2.91
Net operational income	95.85	158.42	123.47	178.51	96.92
OTHER EXPENSES					
Administrative expenses	(25.06)	(20.61)	(17.42)	(17.68)	(15.65)
Depreciation - Property, equipment and intangible assets	(2.78)	(2.54)	(2.91)	(3.35)	(2.65)
Sundry (expenses)/gains	(1.13)	(1.96)	(0.16)	(0.72)	(0.40)
Total other expenses	(28.97)	(25.11)	(20.49)	(21.75)	(18.70)
Income before transfers approved by the Board of Governors	66.88	133.31	102.98	156.76	78.22
Transfers of income approved by the Board of Governors	(227.30)	(110.41)	(139.20)	(144.00)	(114.64)
NET INCOME	(160.42)	22.90	(36.22)	12.76	(36.42)

FINANCIAL INDICATORS/RATIOS

	2008	2007	2006	2005	2004
(Decrease) /increasein Loan Income (%)	(2.29)	0.25	3.55	(0.98)	15.37
(Decrease)/increase in Investment Income (%)	(9.48)	26.05	21.60	31.12	25.62
Increase/(decrease) in Borrowings expense (%)	37.74	5.70	3.31	(4.48)	57.33
Increase /(decrease) in Other expenses (%)	15.36	22.55	(5.82)	16.32	(20.04)
(Decrease) / Increase in Net operational income (%)	(39.50)	28.31	(30.83)	84.18	(14.06)
Loan income/Borrowing expense ratio	1.01	1.43	1.51	1.50	1.45
(Decrease)/Increase in income before transfers (%)	(49.83)	29.45	(34.31)	100.42	(12.50)
Interest coverage ratio (1.25x)*	1.42	1.84	1.78	2.45	1.81

* Indicative parameters

Slight differences may occur in totals due to rounding

** The information presented above for 2004 have not been restated.

SCHEDULE B

AFRICAN DEVELOPMENT BANK
FINANCIAL HIGHLIGHTS
(Amounts in UA millions)

BALANCE SHEETS AS AT JUNE 30	2008	2007	2006	2005	2004**
ASSETS					
Cash	124.67	65.42	24.24	151.56	121.54
Demand obligations	3.80	5.86	3.80	3.80	3.80
Treasury investments	5,539.41	5,885.16	5,524.80	5,093.33	4,351.06
Derivative assets	410.20	300.79	264.62	656.55	174.52
Non-negotiable instruments	14.46	18.73	24.13	29.81	39.15
Accounts receivable	573.55	530.89	487.20	689.68	427.07
Loans	5,685.00	5,645.90	5,310.97	5,572.11	5,563.99
Accumulated provision for loan losses	(202.18)	(217.17)	(218.98)	(194.94)	(208.17)
Equity participations, net	215.74	127.18	165.19	161.15	170.04
Other debt securities	90.62	-	-	-	-
Other assets	13.78	16.24	16.42	17.09	20.03
	12,469.05	12,379.00	11,602.39	12,180.14	10,663.03

LIABILITIES, CAPITAL & RESERVES	2008	2007	2006	2005	2004
Accounts payable	759.50	608.89	407.89	669.84	347.24
Securities sold under agreements to repurchase and payable for cash collateral received	-	842.18	581.57	587.43	330.61
Derivative liabilities	804.63	562.75	486.30	600.51	331.61
Borrowings	6,341.78	5,876.71	5,772.92	6,036.25	5,327.19
Capital- subscriptions paid	2,340.89	2,316.75	2,277.26	2,235.17	2,183.60
Cumulative exchange adjustment on subscriptions	(159.97)	(156.66)	(153.72)	(148.43)	(143.78)
Reserves	2,382.22	2,328.38	2,230.17	2,199.37	2,741.38
Cumulative currency translation adjustment reserve	-	-	-	-	(454.82)
	12,469.05	12,379.00	11,602.39	12,180.14	10,663.03

FINANCIAL INDICATORS/RATIOS	2008	2007	2006	2005	2004
Average return on liquid funds(%)	3.85	3.87	3.47	3.16	2.70
Average cost of borrowings(%)	5.08	3.94	3.73	3.63	3.98
Average return on loans(%)	5.75	6.04	6.09	5.67	5.75
Total debt/Total callable capital(%) (80.00)*	32.70	30.33	29.68	31.17	28.03
Senior debt/Callable capital of non borrowing member (%) (80.00)*	66.55	60.82	59.23	62.17	55.13
Debt/Equity ratio(%)	139.42	131.48	133.34	141.82	125.41
Total Debt/Usable capital %	57.17	53.15	58.65	61.48	54.05
Reserve/Loan ratio (15.00%)*	45.46	45.09	46.11	42.44	44.22
Reserve/Debt ratio (%)	37.56	39.62	38.63	34.37	41.47
Disbursements (UA millions)	333.39	579.91	187.35	180.07	231.08

* Indicative parameters

Slight differences may occur in totals due to rounding

** The information presented above for 2004 have not been restated.

AFRICAN DEVELOPMENT BANK GROUP
(with Bilateral & Multilateral Sources)
FINANCIAL HIGHLIGHTS - JUNE, 2008
Summary of Administrative Expenses
(For All Company Codes)
Amounts in thousands of UA

ANNEX C

Company Codes	ADB Admin. Budget 2000	ADF 2100	NTF 2200	TOTAL ADB Group	BILATERAL AND MULTILATERAL SOURCES (Note 1) 7010	7020	7030	7040	7050	7060	7070	7080	7090	7110	5600	5700	TOTAL	%	TOTAL ALL SOURCES
PART I - PERSONNEL EXPENSES																			
Salaries	36,430	-	-	36,430	67	171	120	-	3	25	-	-	-	33	90	-	509	1.38	36,939
Benefits	18,725	-	-	18,725	6	10	28	-	-	7	-	-	-	-	7	-	58	0.31	18,783
Other Personnel-related	6,766	-	-	6,766	-	7	-	-	-	-	-	-	-	1	-	-	8	0.12	6,774
Short-term staff	861	-	-	861	-	-	-	-	-	-	-	-	-	-	-	-	-	-	861
Consultancy	6,469	-	-	6,469	945	363	902	198	11	91	36	-	378	4,923	277	-	8,124	55.67	14,593
Total Personnel Expenses	69,251	-	-	69,251	1,018	551	1,050	198	14	123	36	-	378	4,957	374	-	8,699	11.16	77,950
PART II - GENERAL EXPENSES																			
Missions	7,334	-	-	7,334	-	-	-	-	-	-	-	-	-	-	42	-	42	0.57	7,376
Furniture and Equipment	3,776	-	-	3,776	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,776
Occupancy	4,496	-	-	4,496	49	57	90	-	-	-	-	-	28	9	20	-	253	5.33	4,749
Communication	3,772	-	-	3,772	-	-	2	-	-	-	-	-	-	1	-	-	3	0.08	3,775
Other, net (Note 2)	4,845	-	-	4,845	195	153	1,092	-	-	4	3	-	61	302	43	-	1,853	27.66	6,698
Total General Expenses	24,223	-	-	24,223	244	210	1,184	-	-	4	3	-	89	312	105	-	2,151	8.16	26,374
TOTAL ADMINISTRATIVE EXPENSES	93,474	-	-	93,474	1,262	761	2,234	198	14	127	39	-	467	5,269	479	-	10,850		104,324
Cost Sharing	(68,416)	67,525	891	-															
Administrative Expenses (after Cost Sharing)	25,058	67,525	891	93,474															
% Distribution of Admin. Expenses by Source:	24.02	64.73	0.85	89.60	1.21	0.73	2.14	0.19	0.01	0.12	0.04	-	0.45	5.05	0.46	-	10.40	100	

Notes:

1 - Bilateral and Multilateral Sources
7010 - Euro Based Bilateral Grants
7020 - USD Based Bilateral Grants
7030 - USD Based Multilateral Grants
7040 - Canadian Grants
7050 - Denmark Grants
7060 - NORAD / Norway Grants
7070 - Sweden Grants
7080 - Switzerland Grants
7090 - Japanese Grants
7110 - United Kingdom Grants
5600 - Africa Water Facility Fund
5700 - Fund for Africa Private Sector

2 - Other, net
"Other, net" comprises primarily expenses incurred for regional member.

African Development Bank

Financial Statements for the semesters ended June 30, 2008 and 2007

Page

African Development Bank

BALANCE SHEET
AS AT JUNE 30, 2008 AND 2007
(UA thousands - Note B)

ASSETS		2008	2007
CASH		124,670	65,416
DEMAND OBLIGATIONS		3,800	5,863
TREASURY INVESTMENTS (Note F)		5,539,411	5,885,158
DERIVATIVE ASSETS (Note G)		410 200	300,788
NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)		14,455	18,733
ACCOUNTS RECEIVABLE			
Accrued income and charges receivable on loans (Note I)	269,708		271,325
Other accounts receivable	303,837		259,563
		573,545	530,888
DEVELOPMENT FINANCING ACTIVITIES			
Loans, net (Note I)	5,482,823		5,428,727
Equity participations (Note J)	215,746		127,187
Other debt securities (Note K)	90,617		-
		5,789,186	5,555,914
OTHER ASSETS			
Property, equipment and intangible assets	13,300		15,635
Miscellaneous	481		606
		13,781	16,241
TOTAL ASSETS		12 469 048	12,379,001

LIABILITIES & EQUITY		2008	2007
ACCOUNTS PAYABLE			
Accrued financial charges	377,330		341,298
Other accounts payable	382,163		267,591
		759,493	608,889
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND PAYABLE FOR CASH COLLATERAL RECEIVED (Note F)		-	842,181
DERIVATIVE LIABILITIES (Note G)		804 636	562,750
BORROWINGS (Note L)			
Borrowings at fair value	5,442,439		4,889,586
Borrowings at amortized cost	899,346		987,124
		6,341,785	5,876,710
EQUITY (Note M)			
Capital			
Subscriptions paid	2,340,892		2,316,747
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(159,974)		(156,658)
Subscriptions paid (net of CEAS)	2,180,918		2,160,089
Retained earnings	2,337,869		2,328,246
Fair value gains on available-for-sale investments	44,347		136
Total reserves	2,382,216		2,328,382
Total equity		4,563,134	4,488,471
TOTAL LIABILITIES & EQUITY		12 469 048	12,379,001

The accompanying notes to the financial statements form part of this statement.

INCOME STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(UA thousands - Note B)

	2008	2007
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans (Note N)	161,307	165,081
Investments and related derivatives (Note N)	106,513	117,669
Others debt securities	4,488	-
Total income from loans and investments	272,308	282,750
Borrowing expenses (Note O)		
Interest and amortized issuance costs	(119,035)	(129,343)
Net interest on borrowing-related derivatives	(41,933)	(29,944)
Unrealized (loss)/gain on fair-valued borrowings and related derivatives	(11,651)	18,794
Unrealized (loss)/ gain on derivatives on non fair-valued borrowings and others	13,408	24,905
Provision for impairment (Note I)		
Loan principal	(5,113)	(4,484)
Loan charges	(11,325)	(13,617)
Provision for impairment on equity investments and other receivables	(1,441)	(446)
Translation gains	(2,706)	2,241
Other income	3,335	7,563
Net operational income	95,847	158,419
OTHER EXPENSES		
Administrative expenses (Note P)	(25,058)	(20,604)
Depreciation - Property, equipment and intangible assets	(2,775)	(2,540)
Sundry expenses	(1,133)	(1,964)
Total other expenses	(28,966)	(25,108)
Income before transfers approved by the Board of Governors	66,881	133,311
Transfers of income approved by the Board of Governors (Note M)	(227,300)	(110,410)
NET (LOSS)/ INCOME	**(160,419)**	**22,901**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(UA thousands - Note B)

	2008	2007
Gain on available-for-sale investments taken to equity	10,837	-
Net Income recognized directly in equity	10,837	-
Net income for the period	(160,419)	22,901
TOTAL RECOGNIZED INCOME FOR THE PERIOD	**(149,582)**	**22,901**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(UA thousands - Note B)

	2008	2007
Cash flows from:		
Operating activities:		
Net income	(160,419)	22,901
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,775	2,540
Provision for loan impairment on loan principal and charges	16,438	18,101
Unrealized losses on investments and related derivatives	19,520	1,531
Amortization of discount or premium on held-to-maturity investments	(2,650)	(826)
Amortization of borrowing issuance costs	(1,795)	1,770
Unrealized gain on borrowings	(1,757)	(43,699)
Translation gains	2,706	(2,241)
Share of profits in associate	(103)	-
Net movements in derivatives	137,887	9,860
Changes in accrued income on loans	5,271	(63,972)
Changes in accrued financial charges	(41,004)	12,779
Changes in other receivables and payables	231,225	48,668
Net cash provided by operating activities	209,535	7,858
Investing, lending and development activities:		
Disbursements on loans	(333,394)	(579,912)
Repayments of loans	228,527	222,030
Investments maturing after 3 months of acquisition:		
Held-to-maturity portfolio	(120,631)	(158,067)
Trading portfolio	187,494	250,335
Changes in other assets	(1,526)	(3,987)
Equity participations movement	(27,942)	(9,537)
Net cash provided used in investing, lending and development activities	(67,472)	(279,138)
Financing activities:		
New issues on borrowings	803,385	404,679
Repayments on borrowings	(523,888)	(298,450)
Net cash from capital subscriptions	5,109	12,176
Net cash provided by financing activities	284,605	118,405
Effect of exchange rate changes on:		
Cash and cash equivalents	(34,307)	(655)
Increase in cash and cash equivalent	392,361	(153,530)
Cash and cash equivalents at the beginning of the year	1,085,835	705,890
Cash and cash equivalents at the end of the period	1,478,196	552,360
Composed of:		
Investments maturing within 3 months of acquisition		
Held-to-maturity portfolio	39,036	-
Trading portfolio	1,314,490	1,329,126
Securities sold under agreements to repurchase and payable for cash collateral received	-	(842,181)
Cash	124,669	65,415
Cash and cash equivalents at the end of the period	1,478,195	552,360
Supplementary disclosure:		
Movement resulting from exchange rates:		
Loans	(36,420)	(3,983)
Borrowings	(128,450)	38,843
Currency swaps	89,845	37,432

The accompanying notes to the financial statements form part of this Statement.

NOTES TO THE FINANCIAL STATEMENTS SIX MONTHS ENDED JUNE 30, 2008 AND 2007

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in co-operation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. Notably, the ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote co-operation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies employed by the Bank are summarized below.

Revenue recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on trading financial instruments.

Dividends relating to investments in equity are recognized when the Bank's right to receive payment is established.

Functional and presentation currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating of currencies into UA at June 30, 2008 and 2007 are reported in Note R. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are independent African and non-African countries, and that the purpose of the Bank is to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly. Accordingly, as of June 30, 2008, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date." The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee benefits

1) Pension obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in retained earnings in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, otherwise, amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

2) Post-employment medical benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the statement of income and expenses. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

Financial instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial assets

The Bank classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

i) Financial assets at fair value through profit or loss

All trading assets are carried at fair value through the income statement and gains and losses are reported in the income statement in the period in which they arise. The investments in the trading portfolio are acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held-for-trading.

ii) Loans and receivables

The Bank has classified demand obligations, accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are carried at amortized cost using the effective interest method.

iii) Held-to-maturity investments
The Bank has classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortized cost. Held-to-maturity investments are carried at amortized cost using the effective interest method.

iv) Available-for-sale financial assets
The Bank has classified equity investments over which it does not have control or significant influence as available-for-sale. Available-for-sale investments are those intended to be held for an indefinite period of time, and may or may not be sold in the future. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity, until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss.

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale investments are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and if necessary may require additional collateral.

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial liabilities
i) Borrowings
In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding. In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Certain of the Bank's borrowings have been obtained from the governments of some member countries of the Bank and are interest free. In accordance with IAS 20 – "Accounting for Government Grants and Disclosure of Government Assistance", the benefit of borrowing at subsidized rates from member countries' governments has not been recognized through the imputation of interest expense in the financial statements.

ii) Financial liabilities at fair value through profit or loss
This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank primarily applies fair value designation to borrowings which have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce an accounting mismatch which would otherwise have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

iii) Other liabilities
All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or cancelled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments include cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics or both of the debt the Bank issues. This economic relationship is established on the date the debt is issued, and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

Although IAS 39 allows hedge accounting for certain qualifying hedging relationships, the Bank has elected not to apply hedge accounting to any qualifying hedging relationship, but rather classifies all derivatives as held-for-trading at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Impairment of financial assets

1) *Assets carried at amortized cost*
The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectibility, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Interest and charges are accrued on all loans including those in arrears.

2) *Available-for-sale assets*
The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For available-for-sale equity instruments carried at fair value, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale equity instruments carried at fair value, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, net of any impairment loss previously recognized in profit or loss, is reclassified from equity to the income statement. Impairment losses recognized in the income statement on available-for-sale equity instruments carried at fair value are reversed through equity.

If there is objective evidence that an impairment loss has been incurred on an available-for-sale equity instrument that is carried at cost because its fair value cannot be reliably measured, the amount of impairment loss is measured as the difference between the carrying amount of the impaired equity instrument and the present value of the estimated future cash flows discounted at the current market rate of return for a similar equity instrument. Once recognized, impairment losses on these equity instruments carried at cost are not reversed.

Offsetting financial instruments

Financial assets and liabilities are offset and reported on a net basis when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair value disclosure

The fair values of quoted investments in active markets are based on current bid prices. For financial assets with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews.

Equity investments: The underlying assets of entities in which the Bank has equity investments carried at fair value are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the funds.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimates of the present value of the expected cash flows of these loans. For multi-currency and single currency fixed rate loans, fair values are estimated using a discounted cash flow model based on the year-end variable lending rate in that currency, adjusted for impairment. For all loans not impaired, fair value adjustments are made to reflect expected loan losses.

Day one profit and loss

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price. The gain or loss is amortized over the life of the applicable borrowing on a straight-line basis.

Investment in associate

Under IAS 28, "Investments in Associates", the ADF is considered an associate of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At June 30, 2008, such subscriptions cumulatively represented approximately 1% of the economic interest in the capital of the ADF. Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible assets

Intangible assets include computer systems software and are stated at historical cost less amortization. Amortization on intangible assets is calculated using the straight-line method over 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain other regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Transfers approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of transfer for specified uses have been met. Distributions for development purposes, referred to as "Board of Governors' Approved Transfers", are reported as expenses on the Income Statement in the year of approval. Transfers for development purposes may be funded from amounts previously transferred to surplus account or from the current year's income.

Retained earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior year's income, balance of amounts allocated to surplus after deducting transfers approved by the Board of Governors, unallocated current year net income and expenses recognized directly in equity as required by IFRS.

Critical accounting judgments and key sources of estimation uncertainty

In the preparation of financial statements in conformity with IFRS, management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant judgments and estimates are summarized below:

1) Significant judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Held-for-trading - In classifying financial assets or liabilities as "trading", the Bank has determined that such assets or liabilities meet its description and set criteria for classification as such.

Fair value through profit and loss - In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Held-to-maturity - The Bank follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. In making this judgment, the Bank evaluates its intention and ability to hold such investments to maturity.

2) Significant estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Impairment losses on loans and advances - At each financial reporting date, the Bank reviews its loan portfolios for impairment. The Bank first assesses whether objective evidence of impairment exists for individual loans. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the loan's original effective interest rate and comparing this amount to the loan's net carrying amount. Determining the amount and timing of future cash flows on impaired loans requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed loan, that loan is included in a group of loans with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of loans may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair value of financial instruments - The fair value of financial instruments that are not quoted in active markets is determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Impairment of available-for-sale equity investments - The Bank determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in fair value below the carrying amount. The determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates any evidence of deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

NOTE C – THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The International Accounting Standards Board (IASB) and its International Financial Reporting Interpretations Committee (IFRIC) issued some new and revised Standards and Interpretations, which becomes effective for the Bank's financial statements for the period beginning on January 1, 2009.

IFRS 8, *Operating Segments*, which becomes effective for financial statements for the period beginning January 1, 2009 replaces the segmental reporting requirements of IAS 14, *Segment Reporting*, and requires alignment of the segments in the financial statements with those used internally by management in the allocation of resources and assessing performance. The amendments to IAS 1, require the Bank to present in separate statements, changes in equity related to its shareholders and those related to comprehensive income (i.e., non-shareholder related components), including related reclassification adjustments of those components. It also requires the presentation of a balance sheet as at the beginning of the earliest comparative period in a complete set of financial statements when the Bank applies an accounting policy

retrospectively or makes a retrospective restatement. None of these new standards or amendments is expected to have a significant impact on the Bank's financial statements.

On February 14, 2008, the International Accounting Standards Board (IASB) issued amendments to IAS 32 and IAS 1. The amendments require an entity to classify as part of its equity those financial instruments that it issues that are either (a) puttable financial instruments, or (b) financial instruments or components of financial instruments that impose an obligation to deliver to another party a pro-rata share of its net assets only on liquidation, if certain criteria are met. Prior to these amendments, such financial instruments were to be classified as liabilities. The amendments are effective for annual periods beginning on or after 1 January 2009, with early adoption permitted.

Subscriptions by the member countries to the Bank's capital described in Note B are puttable financial instruments that meet the requirements for equity classification under the amended standards. While the standards prior to the amendments required liability classification by the issuer of puttable financial instruments, the Bank has always reported the subscriptions by the member countries to its capital as equity. Consequently, the early adoption of these amended standards had no effects on the Bank's financial statements.
Under the Agreement establishing the Bank, such instruments provide an equal and residual right to its member countries that are subordinate to the rights of its creditors. The equity classification requirements under the amended standards are fully consistent with the Bank's classification of its capital subscriptions as equity.

NOTE D - RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's capital adequacy policy and its commitment to maintain a prudent risk profile consistent with the highest credit rating.

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Bank's Board of Executive Directors, which is chaired by the President. In addition to approving all risk management policies, the Executive Directors regularly review trends in the Bank's risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Bank manages its core and non-core risks are governed by the General Authority on the Bank's Financial Products and Services ("the FPS Authority") and the General Authority on Asset Liability Management ("the ALM Authority") .

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers' and separate guidelines which prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan and equity investment portfolios.

The ALM Authority is the over-arching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources. It also includes the interest rate and currency risk management aspects of the Bank's lending and equity investment operations.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO). ALCO is the other oversight and control organ of the Bank's risk management activities. It is the Bank's most senior management forum on risk management issues and is chaired by the Vice President for Finance.

ALCO meets on a regular basis to perform its oversight role. Among ALCO's key functions, it reviews regular and ad-hoc finance and risk management reports and projections, approves strategies to adjust the balance sheet, and confirms country and project credit risk ratings and the associated incurred loss estimates. ALCO is supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, counterparty credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

Day-to-day operational responsibility for implementing the Bank's risk management policies and guidelines is delegated to the appropriate business units, and the Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Bank.

CREDIT RISK

Credit risk is the potential financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk on its public sector portfolio; (ii) non-sovereign credit risk on its portfolio of private sector, non-sovereign and enclave projects; and (iii) counterparty credit risk on its portfolio of treasury investments and derivative transactions. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the following sections.

Sovereign Credit Risk

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, it is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects.

Country exposure
The Bank's exposure at June 30, 2008 to borrowing member countries with respect to its lending activities is summarized below:

(Amounts in UA thousands)

Country	No of Loans*	Total Loans	Unsigned Loans	Undisbursed Balance	Outstanding Balance	% of Total Loans
Angola	2	47,096	-	-	871	0.02
Botswana	5	175,394	-	-	9,333	0.16
Cameroon	6	365,984	-	16,211	38,722	0.68
Congo CG	2	225,770	-	-	35,478	0.62
Côte D'Ivoire**	15	795,290	-	2,418	344,719	6.06
Dem Rep Congo	10	1,074,414	-	-	695,819	12.24
Egypt	12	1,801,912	-	454,409	566,032	9.96
Ethiopia	5	217,410	-	-	20,995	0.37
Gabon	17	765,166	-	273,006	158,517	2.79
Ghana	5	190,190	-	-	4,944	0.09
Guinea	4	174,009	-	-	11,613	0.20
Kenya	4	195,326	-	-	7,653	0.13
Lesotho	1	38,571	-	-	321	0.01
Liberia	3	71,293	-	-	151	0.00
Malawi	1	73,223	-	-	4,931	0.09
Mauritania	3	91,981	-	-	23,351	0.41
Mauritius	9	98,217	-	28,296	20,425	0.36
Morocco	24	3,863,368	-	618,266	1,424,744	25.06
Namibia	8	92,985	-	20,428	66,272	1.17
Nigeria	11	1,259,811	-	-	195,604	3.44
Senegal	3	183,998	-	-	27,127	0.48
Seychelles	5	43,904	-	-	3,689	0.06
Somalia**	3	7,179	-	-	3,853	0.07
South Africa	4	231,073	-	-	152,220	2.68
Sudan**	5	80,581	-	-	51,912	0.91
Swaziland	9	169,760	-	7,694	71,615	1.26
Tanzania	1	53,718	-	-	2,769	0.05
Tunisia	28	3,557,413	264,720	246,041	1,111,610	19.55
Uganda	1	115,864	-	-	846	0.01
Zambia	4	242,250	-	-	7,995	0.14
Zimbabwe**	12	372,939	-	-	190,404	3.35
Multinational	5	199,891	-	4,222	49,866	0.88
Total Public Sector	**227**	**16,875,977**	**264,720**	**1,670,991**	**5,304,401**	**93.31**
Total Private	**44**	**1,562,227**	**450,006**	**386,012**	**380,604**	**6.69**
Total	**271**	**18,438,204**	**714,726**	**2,057,003**	**5,685,005**	**100.00**

*Excludes fully repaid loans and cancelled loans.

** Country in arrears as at 30.06.2008

*Slight differences may occur in totals due to rounding

Systematic credit risk assessment
The foundation of the Bank's credit risk management framework is a systematic credit risk assessment based on a uniform internal credit risk rating scale that is calibrated to reflect the Bank's statistical loss expectations as shown in the following table.

Risk Rating	Description	Risk Class	International Equivalent
1	Excellent	Very Low Risk	A - BBB
2	Strong	Low Risk	BB
3	Good	Moderate Risk	B
4	Fair		
5	Acceptable	High Risk	CCC
6	Marginal		
7	Special Attention	Very High Risk	<CCC
8	Substandard		
9	Doubtful		
10	Known Loss		

These sovereign risk credit ratings are derived from a risk assessment on five risk indices that include macro-economic performance, debt sustainability, socio-political factors, business environment and portfolio performance. These five risk indices are combined to derive a composite sovereign country risk index and a composite non-sovereign country risk index which in turn are converted into separate country risk rating for the sovereign and non-sovereign portfolios. These country risk ratings are validated against the average country risk ratings from accredited rating agencies and other specialised international bodies. The ALCO reviews the country ratings on a quarterly basis to ensure compliance with country exposure limits, changes in country credit risk conditions, and to approve changes in loss provisioning, if any.

Portfolio risk monitoring
In 2008, the overall risk profile of the Bank's sovereign guaranteed portfolio improved slightly, mainly due to the combined effect of improvement in the weighted average credit rating of certain regional member countries and the Bank's increased exposure to high graded countries.

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.50% on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of preferred creditor status and rigorously monitor the exposure on non-performing sovereign borrowers, some countries have experienced difficulties to service their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment in its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for sovereign credit risks. The Bank's capital adequacy policy

articulates differentiated risk capital requirements for all credit-sensitive assets (loans and equity investments) plus contingent liabilities (guarantees and client risk management products) in each risk class[1].

Non-Sovereign Credit Risk

When the Bank lends to private sector borrowers or to enclave projects it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses a similar uniform internal credit risk rating as for sovereign projects. However, these internal credit ratings are derived on the basis of four major groups of factors.

The first factor involves the overall evaluation and assessment of the project company's financial strength. This assessment looks at: 1) capacity of the project to generate sufficient cash flow to service its debt; 2) the company's operating performance and profitability; 3) the project company's capital structure, financial flexibility and liquidity positions.

Secondly, the following, four main non-financial parameters are analyzed: 1) the outlook of the industry in which the project company operates; 2) the competitive position of the project company within the industry; 3) the strength of the project company's management with particular emphasis on its ability to deal with adverse conditions; 4) the quality of the information on which the analysis is based.

Thirdly, the risk factors that consider the structure of the facility in terms of maturity, the existence of third party guarantee, and the value of any assigned collateral and other credit enchancement are extensively examined.

Finally, the project company's risk rating is adjusted to reflect the overall host country risk rating.

All new non-sovereign projects require a minimum initial credit rating and undergo rigorous project approval. The ALCO reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend changes if justified by evolving country and project conditions.

In compliance with the revised IFRS, the Bank no longer makes general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan.

In addition to private sector lending, the Bank makes equity investments in private sector projects, either directly or through investment funds. To the extent possible, equity investments are carried at fair value. In the event that the fair value of an equity investment cannot be reliably determined, it is carried at amortized cost, and periodically assessed for impairment. The Bank recognizes loss provision based on accepted impairment tests measured against the carrying cost of the equity investment

To cover potential unexpected credit related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for non-sovereign credit risks.

[1] Reflecting its higher risk operating environment and unavoidable portfolio concentrations, the Bank requires risk capital backing that is three to ten times more conservative than BIS commercial banking standards. Very low risk = 25%, low risk = 28%, moderate risk = 35%, high risk = 50%, very high risk = 75%, and equity investments = 100%.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure the development of an adequately diversified portfolio. The Bank manages credit risk at the global level (combined sovereign guaranteed and non-sovereign guaranteed portfolios) by ensuring that in the aggregate, the total country exposure limit does not exceed 15% of the maximum sustainable portfolio. The maximum sustainable portfolio is determined as the largest outstanding portfolio (outstanding loans plus potential new lending) that can be supported by the current level of risk capital applying the Bank's capital adequacy policy.E ach specific country limit is based on the economic potential of the country and perceived risk level. Country exposure limits are reviewed annually and are used as a risk-based benchmark to plan the Bank's medium-term country assistance strategies.

The credit exposure on the non-sovereign portfolio is further managed by limiting exposures to certain industry sectors, equity investments and single obligor. In addition, the Bank generally requires a range of securities and guarantees from project sponsors to partially mitigate the credit risk for direct private sector loans.

Counterparty Credit Risk

In the normal course of business, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank.

Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk, however, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored.

Trading counterparties are generally rated A/A2.

The following table details the minimum credit ratings for authorized investment counterparties:

§	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government Agencies and Supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A./A2		AA-/Aa3	AAA/Aaa		
Corporations including non bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
MBS /ABS		No maturity limit, but repayment projections mandatory				

The Bank also invests in mortgage-backed and asset-backed securities with a minimum rating of AAA/Aaa; money market mutual funds with a minimum rating of AA-/Aa3; and enters into collateralized securities repurchase agreements.

As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A- for counterparties with whom the Bank has entered into a collateral exchange agreement. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

In addition to these minimum rating requirements, the Bank operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a maximum of 8% of the Bank's total risk capital for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

LIQUIDITY RISK

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike an optimal balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio is invested in relatively liquid securities that can be readily sold if required. In addition to the core portfolio, the Bank maintains a second

tranche of liquidity that is always invested in the most highly liquid securities to cover its expected operational cash flow needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities designated as "held-to-maturity" investments (HTM). Only HTM investments with a remaining maturity of one year or less are considered as liquid investments in the determination of the Bank's minimum liquidity requirements.

CURRENCY RISK

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are denominated in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account).

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, USD and Tunisian Dinar.

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is reviewed by the International Monetary Fund every five years and the last revision became effective on January 1, 2006. The SDR rate represents the sum of the interest rate of each currency that is determined based on the weight and the representative exchange rate and interest rate of each currency.

INTEREST RATE RISK

The Bank's interest rate risk sensitivity is comprised of two elements: 1) the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets; and 2) the sensitivity of the income on assets funded by equity resources to changes in interest rates. The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest Rate Risk on Assets Funded By Debt

Over half of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate loans". The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard six-month Libor rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by limiting the amount of debt that will mature or is potentially callable within one year to 25% of the outstanding debt portfolio.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long-term, reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the re-pricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a re-pricing profile benchmark. The Bank's re-pricing profile benchmark is a 10-year ladder whereby a uniform 10% of the Bank's assets funded by equity re-price in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a ten-year moving average of 10-year maturity SDR interest rates.

Operational Risk

The Bank defines operational risks to include all aspects of risk-related exposure other than those falling within the scope of credit, market and liquidity risks including specifically the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events and reputational risk.

Like all financial institutions, the Bank is also exposed to controls and operational risks arising from its systems, functions and interdependencies among its departments, which could impact broadly its activities with a possible consequence of operational losses. There are also many interdependencies among risk factors that may result in an operational risk loss.

In the past, the Bank Group has relied almost exclusively upon internal controls within departments, although not necessarily identified as managing operational risk, for its internal controls and operational risk management. The evolving best practice is for specific structures and methods to be dedicated for managing and coordinating operational risks. Following approval by the Board of Directors in 2004, the Bank established an Internal Control Unit (ICU) to develop assessments and measure areas of operational risk in the Bank in line with the evolving best practices. The Bank also adopted and commenced in 2005, the implementation of the COSO control framework to regularly evaluate the effectiveness of its internal controls in all significant business operations.

The implementation of Operational Risk Management is being done in phases: the first phase focused on the documentation and testing of controls around financial reporting. Management attestation on the adequacy of internal controls was published in the annual reports for the first time in 2006. Phase two of the implementation commenced in 2007 and is extending the COSO framework to other areas of operational risk management.

There are other initiatives or activities in the other areas of the Bank Group that are complementing the work on operational risk management and controls including:

- Review of Code of Conduct and Staff Rules
- Fraud and Investigation Unit
- Whistleblower Protection Policy
- Document Retention Policy
- Business Continuity Planning and Preparedness

Effects of Recent Developments in the Financial Markets

As a result of its prudent risk management policies and practices, the impact on the Bank of the recent turbulence in the world financial markets related in large part to losses on sub-prime mortgage loans and related derivatives have been insignificant. With regard to the funding activities, there has been no adverse effect on the Bank's ability to borrow at very attractive rates, consistent with the Bank's solid financial position as evidenced by the continued uniform top rating by all the major rating agencies. Consequently, the Bank continues to be well placed to play its intermediation role in support of the development financing needs of its member countries. With regard to investing activities, the Bank's investment guidelines and practices have helped to ensure a limited exposure to financial instruments backed by sub-prime mortgages and other risky asset classes. At June 30 2008, the Bank held an asset-backed commercial paper issued by a SIV-lite with exposure to sub-prime mortgages. This investment amounted to USD 50 million or UA 30.61 million, representing 0.25% of the Bank's total assets or 0.67% of total equity. The probable loss to the Bank on such asset-backed commercial paper has been provided for in these financial statements.

NOTE E– FINANCIAL ASSETS AND LIABILITIES

The table below sets out the Bank's classification of each class of financial assets and liabilities, and their respective fair values:

(UA thousands)

June 30, 2008	Financial assets and liabilities through profit or loss		Held-to-maturity	Available-for-sale	Loans and receivables	Financial assets and liabilities at amortised cost	Total carrying amount	Fair Value
	Held-for-trading	Designated at fair value						
Cash	-	-	-	-	-	124,670	124,670	124,670
Demand obligations	-	-	-	-	-	3,800	3,800	3,800
Treasury investments	2,750,810	-	2,788,601	-	-	-	5,539,411	5,511,953
Derivative assets	410,200	-	-	-	-	-	410,200	410,200
Non-negotiable instruments on account of capital	-	-	-	-	-	14,455	14,455	14,455
Accounts receivable	-	-	-	-	573,545	-	573,545	573,545
Loans	-	-	-	-	5,482,823	-	5,482,823	5,871,573
Equity participations	-	-	-	215,746	-	-	215,746	215,746
Other debt securities	-	-	-	90,617	-	-	90,617	90,617
Total financial assets	**3,161,010**	**-**	**2,788,601**	**306,363**	**6,056,368**	**142,925**	**12,455,267**	**12,816,559**
Accounts payable	-	-	-	-	-	759,493	759,493	759,493
Securities sold under agreements to repurchase and payable for cash collateral received	-		-	-	-	-	-	-
Derivative liabilities	804,636	-	-	-	-	-	804,636	804,636
Borrowings		5,442,439	-	-	-	899,346	6,341,785	6,522,946
Total financial liabilities	**804,636**	**5,442,439**	**-**	**-**	**-**	**1,658,839**	**7,905,914**	**8,087,075**

June 30, 2007	Financial assets and liabilities through profit or loss		Held-to-maturity	Available-for-sale	Loans and receivables	Financial assets and liabilities at amortised cost	Total carrying amount	Fair Value
	Held-for-trading	Designated at fair value						
Cash	-	-	-	-	-	65,416	65,416	65,416
Demand obligations	-	-	-	-	-	5,863	5,863	5,863
Treasury investments	3,162,836	-	2,722,322	-	-	-	5,885,158	5,833,426
Derivative assets	300,788	-	-	-	-	-	300,788	300,788
Non-negotiable instruments on account of capital	-	-	-	-	-	18,733	18,733	18,733
Accounts receivable	-	-	-	-	530,888	-	530,888	530,888
Loans	-	-	-	-	5,428,727	-	5,428,727	5,603,704
Equity participations	-	-	-	127,187	-	-	127,187	127,187
Other debt securities	-	-	-	-	-	-	-	-
Total financial assets	**3,463,624**	**-**	**2,722,322**	**127,187**	**5,959,615**	**90,012**	**12,362,760**	**12,486,006**
Accounts payable	-	-	-	-	-	608,889	608,889	608,889
Securities sold under agreements to repurchase and payable for cash collateral received	842,181	-	-	-	-	-	842,181	842,181
Derivative liabilities	562,750	-	-	-	-	-	562,750	562,750
Borrowings	-	4,889,586	-	-	-	987,124	5,876,710	6,021,927
Total financial liabilities	**1,404,931**	**4,889,586**	**-**	**-**	**-**	**1,596,013**	**7,890,530**	**8,035,747**

NOTE F – TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government and agency obligations with final maturity longer than 1 year, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with a AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than 1 year and a minimum credit rating of A. Over-the-counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed 1 year, and such transactions are only executed with counterparties with credit ratings of AA- or above. Cross-currency and interest rate swaps including asset swap transactions are only permitted with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's Asset and Liability Management Guidelines. At June 30, 2008, investments under external management were UA 137.45 million (2007: UA 156.53 million). These amounts were included in the held-for-trading portfolio below.

At June 30, 2008, the Bank had no securities sold under repurchase agreements (Repos). At June 30, 2007, Repos with a nominal value of UA 842.18 million and a market value including accrued interest of UA 843.44 million were outstanding on the balance sheet date. Securities pledged as collateral outstanding at June 30, 2007 had a carrying value of UA 812.15 million.

The composition of treasury investments as at June 30, 2008 and 2007 was as follows:

(UA thousands)	**2008**	2007
Held-for-trading	2,750,810	3,162,836
Held-to-maturity	2,788,601	2,722,322
Total	**5,539,411**	**5,885,158**

Held-for-trading investments

A summary of the Bank's held-for-trading investments at June 30, 2008 and 2007 follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Time deposits	232.77	504.35	440.72	197.17	42.62	166.42	279.25	214.43	995.36	1,082.37
Asset-backed securities	128.13	421.04	126.38	384.70	-	26.40	-	-	254.51	832.15
Government and agency obligations	120.03	33.68	39.19	-	-	-	-	1.87	159.22	35.55
Corporate bonds and commercial paper	849.33	838.81	486.67	345.22	-	-	5.72	28.75	1,341.72	1,212.77
Total held-for-trading investments	**1,330.26**	**1,797.88**	**1,092.96**	**927.09**	**42.62**	**192.82**	**284.97**	**245.05**	**2,750.81**	**3,162.84**
Repos	**-**	**(258.42)**	**-**	**(320.12)**	**-**	**(183.50)**	**-**	**(80.14)**	**-**	**(842.18)**

The nominal balance of the Bank's held-for-trading investments as at June 30, 2008 was UA 2,751.93 million (2007: UA 3,160.50 million). The average yield of held-for-trading investments for the six months ended June 30, 2008 was 4.32% (2007: 4.69%).

The contractual maturity structure of held-for-trading investments as at June 30, 2008 and 2007 were as follows:

(UA millions)	2008	2007
One year or less	1,661.83	1,666.80
More than one year but less than two years	513.85	238.84
More than two years but less than three years	216.37	616.59
More than three years but less than four years	50.11	139.65
More than four years but less than five years	11.23	49.64
More than five years	297.42	451.32
Total	**2,750.81**	**3,162.84**

The maturity structure of repos as at June 30, 2008 and 2007 was as follows:

(UA millions)	2008	2007
One year or less	-	(842.18)

Held-to-maturity investments

A summary of the Bank's held-to-maturity investments at June 30, 2008 and 2007 follows:

(UA millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Asset-backed securities	175.39	188.67	33.01	30.57	-	-	-	-	208.40	219.24
Government and agency obligations	338.63	483.49	280.33	180.82	219.39	255.38	107.32	124.96	945.67	1,044.65
Corporate bonds and others	609.78	564.36	613.08	522.50	261.24	287.98	150.43	83.59	1,634.53	1,458.43
Total held-to-maturity investments	**1,123.80**	**1,236.52**	**926.42**	**733.89**	**480.63**	**543.36**	**257.75**	**208.55**	**2,788.60**	**2,722.32**

The nominal balance of the Bank's held-to-maturity investments as at June 30, 2008, was UA 2,819.58 million (2007: UA 2,241.41 million). The average yield of held-to-maturity investments for the six months ended June 30, 2008 was 4.85% (2007: 4.41%).

The contractual maturity structure of held-to-maturity investments as at June 30, 2008 and 2007 were as follows:

(UA millions)	2008	2007
One year or less	394.63	177.99
More than one year but less than two years	280.68	247.98
More than two years but less than three years	506.78	382.23
More than three years but less than four years	352.76	369.49
More than four years but less than five years	364.64	466.94
More than five years	889.11	1,077.69
Total	2,788.60	2,722.32

The fair value of held-to-maturity investments at June 30, 2008 was UA 2,761.14 million (2007: UA 2,670.59 million).

NOTE G – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at June 30, 2008 and 2007 were as follows:

(UA thousands)	2008		2007	
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:				
Cross-currency swaps	291,247	758,814	221,897	473,623
Interest rate swaps	73,253	29,644	40,602	53,816
Loan swaps	36,909	9,653	36,728	21,311
Embedded derivatives	312	724	226	1,470
	401,721	798,835	299,453	550,220
Investments-related:				
Asset swaps	392	5 801	1,335	1,557
Macro-hedge swaps	8,087	-	-	10,973
	8,479	5,801	1,335	12,530
Total	**410,200**	**804,636**	**300,788**	**562,750**

The notional amounts of derivative financial assets and financial liabilities at June 30, 2008 and 2007 were as follows:

(UA thousands)	2008	2007
Borrowings-related:		
Cross-currency swaps	4,788,379	4,194,250
Interest rate swaps	2,882,061	3,528,106
Loan swaps	996,265	11,168
Embedded derivatives	18,985	17,669
	8,685,690	7,751,193
Investments-related:		
Asset swaps	100 595	125,750
Macro-hedge swaps	451 454	301,537
	552 049	427,287
Total	**9 237 739**	**8,178,480**

Loan swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

NOTE H – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1) Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2) Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non- interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) **Regional members** – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) **Non-regional members** – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

At June 30, 2008 and 2007, the non-negotiable notes balances were as follows:

(UA thousands)	**2008**	2007
Balance at January 1	15,385	20,383
Net movement for the period	(930)	(1,650)
Balance at June 30	**14,455**	**18,733**

NOTE I – LOANS

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered variable rate loans to its borrowers. The variable interest rate is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and reset frequency is based on the Bank's selected reference interest rate in each market. The Bank's standard floating base rate is the six (6)- month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule.

Lending Margin: The lending margin is a rate premium expressed as a nominal interest rate added to the Borrower's chosen base rate to determine the total lending rate. The lending margin determined by the Bank is independent of the base rate chosen, and remains unchanged throughout the life of the loan. The lending margin for sovereign guaranteed loans is fixed at 40 to 50 basis points. For non- sovereign guaranteed loans, the lending margin is based on the Bank's assessment of the risks inherent in each project.

At June 30, 2008 and 2007, outstanding loans were as follows:

(UA thousands)	2008	2007
Disbursed and outstanding loans	5,685,005	5,645,896
Less: accumulated provision for impairment	(202,182)	(217,169)
Balance at June 30	5,482,823	5,428,727

Maturity and currency composition of outstanding loans

The contractual maturity structure of loans as at June 30, 2008 and 2007 was as follows:

(UA millions)

	2008				2007
Periods	**Fixed Rate**	**Floating Rate**	**Variable Rate**	**Total**	**Total**
One year or less	395.55	167.67	382.39	945.61	959.81
More than one year but less than two years	170.15	166.95	140.59	477.69	503.70
More than two years but less than three years	195.23	154.01	131.09	480.33	475.36
More than three years but less than four years	199.76	152.01	88.80	440.58	452.92
More than four years but less than five years	202.87	158.29	51.39	412.55	404.30
More than five years	1,917.54	960.62	50.08	2,928.24	2,849.81
Total	**3,081.10**	**1,759.55**	**844.34**	**5,685.00**	**5,645.90**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and types of loans as at June 30, 2008 and 2007 were as follows:

(Amounts in UA millions)			2008		2007	
			Amount	**%**	Amount	%
Fixed Rate:	Multi-Currency	Euro	154.09		166.79	
		Japanese Yen	376.06		399.32	
		Pound Sterling	2.97		3.24	
		Swiss Franc	164.23		159.71	
		US Dollar	290.94		377.81	
		Others	0.86		1.59	
			989.15	17.40	1,108.46	19.60
	Single Currency	Euro	1,911.51		1485.31	
		Japanese Yen	12.43		12.85	
		Pound Sterling	-		0.00	
		South African Rand	61.85		64.39	
		Swiss Franc	-		0.00	
		US Dollar	106.16		103.23	
		Others	-		-	
			2,091.95	36.80	1,665.78	29.50
Floating Rate:	Single Currency	Euro	546.82		478.13	
		Japanese Yen	15.73		11.68	
		South African Rand	111.25		142.48	
		US Dollar	1,085.75		1109.72	
			1,759.55	30.95	1,742.01	30.90
Variable Rate:	Multi-Currency	Euro	167.61		181.12	
		Japanese Yen	31.05		36.60	
		Swiss Franc	0.89		1.02	
		US Dollar	145.76		172.73	
		Others	0.14		0.21	
			345.45	6.07	391.68	6.90
	Single Currency	Euro	213.03		326.02	
		Japanese Yen	108.62		116.82	
		Swiss Franc	16.96		16.60	
		US Dollar	160.25		278.50	
		Others	0.04		0.03	
			498.90	8.78	737.97	13.10
Total			**5,685.00**	**100.00**	**5,645.90**	**100.00**

The weighted-average yield on outstanding loans for the period ended June 30, 2008 was 5.78% (2007: 6.18%).

A comparative summary of the currency composition of loans at June 30, 2008 and 2007 follows:

(Amounts in UA millions)	2008		2007	
	Amount	%	Amount	%
Euro	2,993.07	52.65	2,637.38	46.71
Japanese Yen	543.89	9.57	577.27	10.22
Swiss Franc	182.08	3.20	177.33	3.14
Pound Sterling	2.97	0.05	3.23	0.06
US Dollar	1,788.87	31.47	2,041.98	36.17
South African Rand	173.09	3.04	206.87	3.66
Others	1.03	0.02	1.84	0.03
Total	**5,685.00**	**100.00**	**5,645.90**	**100.00**

Accrued income and charges receivables on loans

The accrued income and charges receivables on loans as at June 30, 2008 and 2007 was as follows:

(UA thousands)	2008	2007
Accrued income and charges receivable on loans	450,655	506,197
Less: accumulated provision for impairment	(180,947)	(234,872)
Balance at June 30	269,708	271,325

Provision for impairment on loan principal and charges receivable

At June 30, 2008, loans with an aggregate principal balance of UA 605.33 million (2007: UA 671.05 million), of which UA 453.28 million (2007: UA 448.21 million) was overdue, were considered to be impaired. The gross amounts of loans and charges receivables that were impaired and the cumulative impairment on them at June 30, 2008 and 2007 were as follows:

(UA thousands)	2008	2007
Outstanding balance on impaired loans	605,328	671,053
Less: accumulated provision for impairment	(202,182)	(217,169)
Net balance on impaired loans	**403,146**	**453,884**
Charges receivable and accrued income on impaired loans	275,554	363,902
Less: accumulated provision for impairment	(180,947)	(234,872)
Net charges receivable and accrued income on impaired loans	**94,607**	**129,030**

The movements in the accumulated provision for impairment on outstanding loan principal for the semesters ended June 30, 2008 and 2007 were as follows:

(UA thousands)	2008	2007
Balance at January 1	196,016	214,180
Provision for impairment on loan principal for the period	5,113	4,484
Translation effects	1,053	(1,495)
Balance at June 30	**202,182**	**217,169**

The movements in the accumulated provision for impairment on loan interest and charges receivable for the semesters ended June 30, 2008 and 2007 were as follows:

(UA thousands)	2008	2007
Balance at January 1	168,701	222,588
Provision for impairment on loan charges for the period	11,325	13,617
Translation effects	921	(1,333)
Balance at June 30	**180,947**	**234,872**

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At June 30, 2008, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 0.99 million.

NOTE J – EQUITY PARTICIPATIONS

Investment in Associate: ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 12-member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the period ended June 30, 2008 amounted to UA 67.53 million (2007: UA 61.23 million), representing 70.20 percent (2007: 71.53 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises fifty percent (50%) of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At June 30, 2008, the Bank's pro-rata or economic share in ADF was 0.82% (2007: 0.89%).

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative, the net asset value of ADF, which is the basis for determining the value of the Banks investment in the Fund, declined resulting in an impairment in the Bank's investment. The net assets of ADF are made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due

from countries that have reached their HIPC completion points and are therefore due for MDRI loan cancellation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Although the Bank is allowed to take equity positions of up to twenty five percent (25%) the Bank currently holds less than 20% of the total equity capital of each institution in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten percent (10%) of the aggregate amount of the Bank's paid-up capital and reserves and surplus included in its ordinary capital resources.

Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provisions for losses on impaired equity investments are included in the income statement.

NOTE K – OTHER DEBT SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMC) for the purpose of financing development projects and programs. Such investments are classified as available-for-sale.

The fair value of "Other debt securities" at June 30, 2008 and 2007 were as follows:

(UA thousands)	**2008**	2007
Investment in debt instruments issued in RMC	90,617	-

The nominal value of the securities outstanding as at June 30, 2008, was UA 78.33 million.

NOTE L – BORROWINGS

It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries.

As at June 30, 2008 and 2007, the senior and the subordinated borrowings were as follows:

(UA millions)	2008	2007
Senior borrowing	5,680.11	5,197.64
Surbodinated borrowing	661.68	679.07
Total	**6,341.79**	**5,876.71**

As of the same date, the non-borrowing members' callable capital, the ratio of senior debt to the non-borrowing members' callable capital and the ratio of total outstanding borrowings to the total callable capital were as follows:

(Amount in UA millions)	2008	2007
Non-Borrowing Callable Capital	**8,534.51**	8,545.59
Borrowing's ratio (%)		
Debt/ Callable capital	**32.70**	30.33
Senior debt/ Callable Capital of non borrowing member	**66.55**	60.82

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-savings opportunities and to lower its funding costs.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at June 30, 2008 was as follows:

i) Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	955.76	224.35	1,180.11
More than one year but less than two years	1,628.65	20.92	1,649.57
More than two years but less than three years	480.96	3.42	484.38
More than three years but less than four years	8.59	1.71	10.30
More than four years but less than five years	616.24	-	616.24
More than five years	1,501.84	-	1,501.84
Total	**5,192.04**	**250.40**	**5,442.44**

ii) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	26.42	76.52	102.94
More than one year but less than two years	-	-	-
More than two years but less than three years	9.35	-	9.35
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	790.93	-	790.93
Sub-total	**826.70**	**76.52**	**903.22**
Net unamortized premium and discount	(3.87)	-	(3.87)
Total	**822.83**	**76.52**	**899.35**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at June 30, 2007 was as follows:

i) Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	495.32	224.23	719.55
More than one year but less than two years	1,009.51	18.39	1,027.90
More than two years but less than three years	1,651.30	5.11	1,656.41
More than three years but less than four years	172.45	-	172.45
More than four years but less than five years	4.10	-	4.10
More than five years	1,309.17	-	1,309.17
Total	**4,641.85**	**247.73**	**4,889.58**

ii) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	72.59	71.21	143.80
More than one year but less than two years	29.35	-	29.35
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	818.44	-	818.44
Sub-total	**920.38**	**71.21**	**991.59**
Net unamortized premium and discount	(4.47)	-	(4.47)
Total	**915.91**	**71.21**	**987.12**

The fair value of borrowings carried at fair value through profit or loss at June 30, 2008 was UA 5,442.44 million (2007: UA 4,889.59 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at June 30, 2008 was UA 5,347.70 million (2007: UA 4,860.36 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note O, there was a net loss of UA 11.65 million on fair-valued borrowings and related derivatives for the period ended June 30, 2008 (2007: gain of UA 18.79 million). This included a loss of UA 5.29 million which was attributable to changes in the Bank's credit risk during the period ended June 30, 2008. Fair value changes attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread versus LIBOR both at the beginning and end of the relevant period.

For borrowings designated at fair value through profit or loss at June 30, 2008, the cumulative unrealized fair value losses to date were UA 94.74 million (2007: losses of UA 29.23 million).

NOTE M – EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and cumulative exchange adjustments on subscriptions (CEAS).

Subscriptions paid in

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and five General Capital Increases (GCI). The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The Bank's capital as at June 30, 2008 and 2007 was as follows:

	2008	2007
Capital Authorized (in shares of UA 10 000 each)	21,870,000	21,870,000
Less: Unsubscribed	(120,612)	(139,323)
Subscribed Capital	21,749,388	21,730,677
Less: Callable Capital	(19,394,416)	(19,377,175)
Paid-up Capital	2,354,972	2,353,502
Shares to be issued upon payment of future installment	(12,300)	(34,720)
Add: Amounts paid in advance	101	263
	2,342,773	2,319,045
Less: Amounts in arrears	(1,881)	(2,298)
Capital at June 30,	**2,340,892**	**2,316,747**

Included in the total unsubscribed shares of UA 120.61 million at June 30, 2008, was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable, and UA 5.99 million paid-up, shares) were held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at June 30, 2008 were as follows:

(Amounts in UA thousands)

	MEMBER STATES	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	86,556	3.982	94,493	771,080	87,181	3.927
2	ANGOLA	25,405	1.169	28,837	225,212	26,030	1.172
3	BENIN	4,245	0.195	4,817	37,633	4,870	0.219
4	BOTSWANA	46,633	2.145	52,925	413,405	47,258	2.129
5	BURKINA FASO	9,307	0.428	10,920	82,155	9,932	0.447
6	BURUNDI	5,173	0.238	6,465	45,256	5,798	0.261
7	CAMEROON	22,588	1.039	25,352	200,371	22,919	1.032
8	CAPE VERDE	1,672	0.077	2,090	14,630	2,297	0.103
9	CENTRAL AFRICAN REPUBLIC	973	0.045	1,217	8,512	1,598	0.072
10	CHAD	1,641	0.075	2,052	14,360	2,266	0.102
11	COMOROS	484	0.022	599	4,250	1,094	0.049
12	CONGO	9,875	0.454	11,590	87,170	10,500	0.473
13	COTE D'IVOIRE	81,008	3.727	101,260	708,820	81,633	3.677
14	DEMOCRATIC REPUBLIC OF CONGO	22,740	1.046	28,426	198,975	23,365	1.052
15	DJIBOUTI	1,213	0.056	1,517	10,618	1,838	0.083
16	EGYPT	111,829	5.145	126,920	991,370	112,454	5.065
17	EQUATORIAL GUINEA	3,481	0.160	3,959	30,517	3,829	0.172
18	ERITREA	2,003	0.092	2,506	17,522	2,628	0.118
19	ETHIOPIA	34,778	1.600	39,470	308,310	35,403	1.595
20	GABON	27,229	1.253	32,684	238,255	26,765	1.206
21	GAMBIA	3,341	0.154	3,891	29,523	3,966	0.179
22	GHANA	49,622	2.283	54,488	441,751	50,247	2.263
23	GUINEA	8,868	0.408	10,658	78,031	9,494	0.428
24	GUINEA BISSAU	600	0.028	750	5,250	1,225	0.055
25	KENYA	31,707	1.459	35,990	281,080	32,332	1.456
26	LESOTHO	3,324	0.153	3,773	29,470	3,949	0.178
27	LIBERIA	4,230	0.195	5,287	37,017	4,855	0.219
28	LIBYA	83,210	3.828	92,783	739,318	83,835	3.776
29	MADAGASCAR	14,162	0.652	16,070	125,550	14,787	0.666
30	MALAWI	6,472	0.298	8,090	56,630	7,097	0.320
31	MALI	9,536	0.439	10,937	84,411	10,161	0.458
32	MAURITANIA	3,213	0.148	4,015	28,116	3,838	0.173
33	MAURITIUS	14,094	0.648	16,000	124,940	14,719	0.663
34	MOROCCO	72,268	3.325	82,020	640,660	72,893	3.283
35	MOZAMBIQUE	13,766	0.633	15,636	122,038	14,391	0.648
36	NAMIBIA	7,397	0.340	8,400	65,570	8,022	0.361
37	NIGER	5,526	0.254	6,908	48,353	6,151	0.277
38	NIGERIA	193,152	8.886	221,604	1,709,933	193,757	8.728
39	RWANDA	2,902	0.134	3,333	25,683	3,527	0.159
40	SAO TOME & PRINCIPE	1,489	0.069	1,864	13,024	2,114	0.095
41	SENEGAL	21,878	1.006	25,317	193,471	22,415	1.010
42	SEYCHELLES	1,224	0.056	1,501	10,739	1,849	0.083
43	SIERRA LEONE	5,298	0.244	6,623	46,361	5,923	0.267
44	SOMALIA	1,941	0.089	2,427	16,986	2,566	0.116
45	SOUTH AFRICA	98,891	4.549	79,767	909,160	99,516	4.483
46	SUDAN	8,830	0.406	11,036	77,257	9,455	0.426
47	SWAZILAND	7,251	0.334	8,230	64,280	7,876	0.355
48	TANZANIA	17,860	0.822	20,685	157,927	18,486	0.833
49	TOGO	3,452	0.158	4,314	30,201	4,077	0.184
50	TUNISIA	30,492	1.403	34,610	270,310	31,117	1.402
51	UGANDA	11,011	0.507	13,331	96,787	11,637	0.524
52	ZAMBIA	26,585	1.223	31,059	234,792	27,211	1.226
53	ZIMBABWE	45,028	2.071	54,094	396,188	45,653	2.056
	Total Regionals	1,307,454	60.149	1,473,591	11,599,224	1,338,799	60.305

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)

	MEMBER STATES	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	**1,307,454**	**60.149**	**1,473,591**	**11,599,224**	**1,338,799**	**60.305**
54	ARGENTINA	5,846	0.269	6,108	52,364	6,472	0.292
55	AUSTRIA	9,707	0.447	9,720	87,350	10,332	0.465
56	BELGIUM	13,288	0.611	13,579	119,314	13,914	0.627
57	BRAZIL	9,673	0.445	9,700	87,036	10,299	0.464
58	CANADA	81,648	3.756	81,750	734,730	82,273	3.706
59	CHINA	24,300	1.118	24,330	218,670	24,925	1.123
60	DENMARK	25,168	1.158	25,200	226,480	25,793	1.162
61	FINLAND	10,627	0.489	10,640	95,630	11,252	0.507
62	FRANCE	81,648	3.756	81,750	734,730	82,273	3.706
63	GERMANY	89,631	4.123	89,740	806,570	90,256	4.065
64	INDIA	4,860	0.224	4,870	43,730	5,485	0.247
65	ITALY	52,644	2.422	52,710	473,730	53,269	2.399
66	JAPAN	119,400	5.493	119,550	1,074,450	120,025	5.406
67	KOREA	9,707	0.447	9,720	87,350	10,332	0.465
68	KUWAIT	9,707	0.447	9,720	87,350	10,332	0.465
69	NETHERLANDS	18,582	0.855	17,373	168,450	19,207	0.865
70	NORWAY	25,168	1.158	25,200	226,480	25,793	1.162
71	PORTUGAL	5,213	0.240	5,156	46,980	5,838	0.263
72	SAUDI ARABIA	4,212	0.194	4,220	37,900	4,837	0.218
73	SPAIN	23,034	1.060	21,870	208,470	23,659	1.066
74	SWEDEN	33,592	1.545	33,630	302,290	34,217	1.541
75	SWITZERLAND	31,882	1.467	31,920	286,900	32,507	1.464
76	UNITED KINGDOM	36,554	1.682	36,600	328,940	37,179	1.675
77	UNITED STATES OF AMERICA	140,154	6.448	142,245	1,259,298	140,779	6.341
	Total Non-Regionals	**866,245**	**39.851**	**867,301**	**7,795,192**	**881,248**	**39.695**
	Grand Total	**2,173,699**	**100.000**	**2,340,892**	**19,394,416**	**2,220,047**	**100.000**

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in U.S. dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At June 30, 2008 and 2007, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)	2008	2007
Balance at January 1	160,075	155,742
Net conversion losses on new subscriptions	(101)	916
Balance at June 30	**159,974**	**156,658**

Reserves

Reserves consist of retained earnings and fair value gains on available for sale equity investments.

Retained Earnings

Retained earnings included the net income for the year, after taking into account transfers approved by the Board of Governors, and net expenses recognized directly in equity. Retained earnings as at June 30, 2008 and 2007 were as follows:

(UA thousands)	
Balance at January 1, 2007	2,305,345
Net income for the period	22,901
Balance at June 30, 2007	**2,328,246**
Balance at January 1, 2008	2,498,288
Net income for the current period	(162,419)
Balance at June 30, 2008	**2,335,869**

In May 2008, the Board of Governors of the Bank approved the transfer of UA 20.70 (2007:UA 21.59 million) and UA 227.30 million (2007:UA 119.90 million) from the income earned for the year ended December 31, 2007 to surplus account and to certain entities for development purposes, respectively. With effect from 2006, Board of Governors' approved transfers to entities for development purposes are reported as expenses in the Income Statement in the year such transfers are approved.

Distribution of part of income approved by the Board of Governors included in the Income statement for the six months ended June 30, 2008 and 2007 was as follows:

(UA thousands)	2008	2007
Post Conflict Assistance - DRC	62,000	65,070
African Development Fund (ADF)	109,000	13,700
Highly Indebted Poor Countries	15,000	21,640
Middle Income Country Technical Assistance Fund	25,000	10,000
Africa Fertilizer Development Financing Mechanism	5,000	-
NEPAD Infrastructure Project Preparation Facility	6,300	-
Fund for African Private Sector Assistance	5,000	-
Balance at June 30	**227,300**	**110,410**

Fair value gains on available-for-sale equity investments

At June 30, 2008 and 2007, the fair value gains on available-for-sale equity investments were as follows:

(UA thousands)	2008	2007
Balance at January 1	33,510	136
Net gain for the period	10,837	-
Balance at June 30	**44,347**	**136**

NOTE N – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from loans

Income from loans for the semesters ended June 30, 2008 and 2007 was as follows:

(UA thousands)	2008	2007
Interest income on loans not impaired	143,282	143,555
Interest income on impaired loans	15,767	19,576
Commitment charges	1,958	1,259
Statutory commission	300	691
Total	**161,307**	**165,081**

Income from investments and related derivatives

Income from investments for the semesters ended June 30, 2008 and 2007 was as follows:

(UA thousands)	2008	2007
Interest income	123,865	120,840
Realized and unrealized fair value losses	(17,352)	(3,171)
Total	**106,513**	**117,669**

NOTE O – BORROWING EXPENSES

Interest and amortized issuance costs

Interest and amortized issuance costs on borrowings for the semesters ended June 30, 2008 and 2007 were as follows:

(UA thousands)	2008	2007
Charges to bond issuers	120,830	127,573
Amortization of issuance costs	(1,795)	1,770
Total	**119,035**	**129,343**

Net interest on borrowing-related derivatives

Net interest on borrowing-related derivatives for the semesters ended June 30, 2008 and 2007 was as follows:

(UA thousands)	2008	2007
Interest on derivatives payable	192,023	197,001
Interest on derivatives receivable	(150,090)	(167,057)
Total	**41,933**	**29,944**

Unrealized (loss)/gain on fair-valued borrowings and related derivatives

Unrealized (loss)/gain on fair-valued borrowings and related derivatives for the semesters ended June 30, 2008 and 2007 was as follows:

(UA thousands)	**2008**	2007
Fair-valued borrowings	25,219	45,416
Cross-currency swaps	(21,264)	(14,421)
Interest rate swaps	(15,606)	(12,201)
Total	**(11,651)**	**18,794**

Unrealized gain on derivatives on non-fair valued borrowings and others

Unrealized net gain on derivative on non-fair valued borrowings and others for the semesters ended June 30, 2008 and 2007 was as follows:

(UA thousands)	**2008**	2007
Interest rate swaps	25,445	26,026
Cross-currency swaps	(2,735)	4,940
Macro hedge swaps	(9,552)	(5,687)
Embedded derivatives	250	(374)
Total	**13,408**	**24,905**

NOTE P – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet sizes for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income. Administrative expenses comprised the following:

(UA thousands)	**2008**	2007
Personnel expenses	69,251	64,267
Other general expenses	24,223	18,977
Total	**93,474**	**83,244**
Reimbursable by ADF	(67,525)	(61,295)
Reimbursable by NTF	(891)	(1,345)
Net	**25,058**	**20,604**

Management personnel compensation
Compensation paid to the Bank's management personnel and executive directors during the semesters ended June 30, 2008, and 2007 was made up as follows:

(UA thousands)	**2008**	2007
Salaries	8,616	6,676
Termination and other benefits	2,593	1,526
Contribution to retirement and medical plan	1,849	1,341
Total	**13,058**	**9,543**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At June 30, 2008 outstanding balances on loans and advances to management staff amounted to UA 3.86 million (2007: UA 2.21 million). No expense was recognized during the year in respect of impairment on debts due from related parties.

NOTE Q – EMPLOYEE BENEFITS

Staff Retirement Plan
The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and has been recorded in 2004. Also, new members from the local field offices of the Bank joined the Plan in 2007 and the associated past service cost of UA 1.07 million were reported in the 2007 financial statements. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the SRP's liabilities. At June 30, 2008, virtually all of the SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. Contribution rates by staff members and retirees, which are based on marital status and number of eligible children, range between 0.70 percent to a maximum of 3.10 percent of salary or pension. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependants.

NOTE R – SUPPLEMENTARY DISCLOSURES

EXCHANGE RATES

The rates used for translating currencies into Units of Account at June 30, 2008 and 2007 were as follows:

		2008	2007
1 UA = SDR =	Algerian Dinar	107.391000	106.844000
	Angolan Kwanza	121.814000	120.128000
	Botswana Pula	10.656300	9.355320
	Brazilian Real	2.625060	2.951600
	Canadian Dollar	1.664000	1.611660
	Chinese Yuan	11.205100	11.541800
	CFA Franc	679.768000	736.135000
	Danish kroner	7.728630	8.351850
	Egyptian Pound	8.711580	8.647130
	Ethiopian Birr	14.539400	13.304000
	Euro	1.036300	1.122230
	Gambian Dalasi	32.004900	41.915000
	Ghanaian Cedi	1.570450	14,136.000000
	Guinean Franc	8,283.200000	8,283.200000
	Indian Rupee	70.163600	61.759300
	Japanese Yen	173.817000	186.764000
	Kenyan Shilling	100.895000	104.110000
	Korean Won	1,704.520000	1,404.630000
	Kuwaiti Dinar	0.432582	0.436220
	Libyan Dinar	1.932370	1.932370
	Mauritian Rupee	44.505200	47.976800
	Moroccan Dirham	11.968300	12.580300
	Nigerian Naira	191.570000	193.395000
	Norwegian Krone	8.299720	8.947020
	Pound Sterling	0.820210	0.755932
	Sao Tomé Dobra	23,322.100000	19,668.400000
	Saudi Arabian Riyal	6.126060	5.683400
	South African Rand	12.766700	10.767000
	Swedish Krona	9.746970	10.419500
	Swiss Franc	1.662530	1.859000
	Tunisian Dinar	1.908690	1.968630
	Ugandan Shilling	2,638.870000	2,631.840000
	US Dollar	1.633620	1.515570
	Zimbabwean Dollar	391.005000	372.130000

* *The Ghanaian Cedi was redenominated during 2007.*

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

END